Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filer: Plum Creek Timber Company, Inc.
Commission File No.: 001-10239

Subject Company: Plum Creek Timber Company, Inc.

January 26, 2016

Dear Fellow Stockholder:

We have previously sent you proxy material for the important special meeting of Plum Creek stockholders on February 12, 2016 in connection with the proposed merger with Weyerhaeuser. Your Board of Directors unanimously recommends that stockholders vote in favor of all proposals on the agenda.

Your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Rick R. Holley

Chief Executive Officer

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

1 (888) 867-6963

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the fiscal year ended December 31, 2015, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its fiscal year ended December 31, 2015. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Weyerhaeuser filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and Weyerhaeuser have mailed the joint proxy statement/prospectus to their respective shareholders. The Registration Statement on Form S-4 was declared effective by the SEC on December 28, 2015. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.